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                                ROPES & GRAY
                           One International Place
                      Boston, Massachusetts 02110-2624
                               (617) 951-7000
                             Fax: (617) 951-7050


                                                              November __, 2001

Putnam Municipal Bond Fund
One Post Office Square
Boston, MA  02109

Ladies and Gentlemen:

         We have acted as counsel to Putnam Municipal Bond Fund (the "Fund") in connection with the Registration Statement of the Fund on Form N-2 (File No. 333-68370) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), relating to the proposed sale of an aggregate of 2,920 Auction Rate Municipal Preferred Shares, Series A, and 2,400 Auction Rate Municipal Preferred Shares, Series B, all without par value, and a liquidation preference of $25,000 per share plus accumulated but unpaid dividends (the "Shares"). The Shares are to be sold pursuant to a Purchase Agreement substantially in the form filed as an exhibit to the Registration Statement (the "Purchase Agreement") among the Fund, Putnam Investment Management, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of several underwriters.

         We have examined the Fund's Amended and Restated Agreement and Declaration of Trust and Bylaws, as amended, and are familiar with the actions taken by the Fund in connection with the issuance and sale of the Shares. We have also examined such other documents, records and certificates as we have deemed necessary for the purposes of this opinion.

         Based upon the foregoing, we are of the opinion that:

         1. The Fund is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts.

         2. Upon approval by the Fund's Trustees of Amendment No. 6 in the form attached as an exhibit to the Registration Statement and the redemption of all the Fund's Remarketed Preferred Shares, Series A; Remarketed Preferred Shares, Series B; and Municipal Income Preferred Shares, the Shares will be duly authorized and, when the Shares are issued and paid for in accordance with the Purchase Agreement, the Shares will be validly issued, fully paid, and nonassessable by the Fund.

         The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally
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Putnam Municipal Bond Fund                -2-                 November __, 2001

liable for the obligations of the Fund. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Fund or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus under the captions "Federal Income Tax Matters" and "Legal Opinions."

                                                     Very truly yours,



                                                     Ropes & Gray